ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

April 28, 2006	Joel F. Freedman
(617) 951-7309
joel.freedman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Special Counsel, Office of Mergers and Acquisitions

Re:	Microvision, Inc.

Schedule TO-I filed April 18, 2006

SEC File Number 5-51199

Ladies and Gentlemen:

On behalf of Microvision, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Schedule TO-I referenced above (the “Schedule TO”).

Amendment No. 2 is being filed in response to comments contained in the letter dated April 25, 2006 from Mara L. Ransom of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Thomas Walker, the Company’s Vice President and General Counsel. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Schedule TO as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

On behalf of the Company, we advise you as follows:

Securities and Exchange Commission	- 2 -	April 28, 2006

Schedule TO

Exhibit (a)(1) – Offer to Exchange

1.	We note your indication throughout your offering materials that you intend to separately amend the terms of the “automatically repriced options” that are not subject to this offer to lower their exercise prices to the exercise price of the new options. Why is this repricing being conducted outside of this tender offer? Please revise to explain.

Response: The Company’s 1996 Stock Option Plan, as amended (the “Plan”) and its various Non-Qualified Stock Option Agreements granted outside of the Plan (the “Non-Plan Agreements”) each permits the modification or amendment of outstanding options granted under the Plan or a Non-Plan Agreement without the consent of the optionholder, as long as such modification or amendment does not impair or diminish any of the optionholder’s rights. Since the only change that will be made to the automatically repriced options will be the lowering of the exercise price, which is not an adverse change, no decision needs to be made by the holders of the options and as such are not included in the offer to exchange. The Company has revised the Offer to Exchange, included as Exhibit (a)(3) of the Schedule TO-I (the “Offer to Exchange”) to make this clear in response to the Staff’s comment. Please see page 9 of the Offer to Exchange.

2.	You also mention throughout your offering materials that “there may be some delay as to [optionholder’s] ability to exercise the vested portion of [their] new options.” Please revise to elaborate upon why such a delay might exist. Considering we would expect you to pay the consideration in the offer (i.e. issue the new options) promptly upon expiration of the offer, it would be helpful to understand why there might be a delay to exercising the options.

Response: The Company intends to grant new options promptly, but due to the time involved in preparing individual option agreements reflecting the new price, the Company anticipates a short delay between the time the offer expires and the distribution of the new option agreements to its employees. The actual length of the delay will depend on the number of participants in the offer, but the Company does not anticipate that it will be any longer than two weeks. However, during this period, any employee who has elected to participate in the offer will have the ability to exercise his or her new options if they so choose by contacting the Options Desk. In response to the Staff’s comments, the Company has revised the Offer to Exchange to clarify this matter. Please see page 14 of the Offer to Exchange.

Securities and Exchange Commission	- 3 -	April 28, 2006

Summary Term Sheet

3.	In “Where can I find out more information on the stock options that have been issued to me?” and on page 9 you indicate that option holders will receive a personalized election form, which will be delivered to them within the next week. We presume that this election form is, in substance, what you have filed as Exhibit (a)(3) to the Schedule TO-I. If option holders must wait to receive the personalized election form in order to tender, tell us why you believe that you have left the offer open for the requisite amount of time, pursuant to Rule 13 e-4 (f)(1)(i) and 14e-1(a).

Response: The language in the Amended and Restated Form of Election Form included as Exhibit (a)(3) to the Schedule TO-I/A filed on April 24, 2006 (the “Election Form”) is identical to the personalized form that was sent to each employee. The only additional information that was included in the personalized election forms sent to each employee was that employee’s name and a detailed listing of that employee’s options, which is information the employee already had. Since there was no additional information included in the personalized form that could affect an employee’s decision to participate, the employees have the benefit of the full 20 days to consider the offer with all material information. However, in response to the Staff’s comments, we have indicated that employees are able to use the blank form of election form which was provided to all employees along with the offer. Please see page 9 of the Offer to Exchange.

4.	In “How does this offer work?” you indicate that the vesting schedule of the new options “will begin on the replacement grant date, with 25% of the new options vesting immediately on that date.” What if option holders were vested as to a greater amount than 25%? Will their vesting terms have been reduced? If so, please revise to state this or clarify, if true, that no eligible options have vested in excess of this percentage.

Response: To the extent that an employee has options that are vested more than 25% and they elect to exchange those options, the vesting of the new options will be at only 25% upon the replacement grant date, with an additional 25% vesting on each anniversary of the grant date for three years. Thus, any such holder will have less vested immediately after the exchange offer is consummated. In response to the Staff’s comments, the Company has revised the Offer to Exchange to clarify this matter. Please see page 2 of the Offer to Exchange.

5.	Also, consider providing an example as to how an option holder’s existing options will differ as compared to the terms of the new options. In doing so, please emphasize the point you make here that the expiration date of the eligible options will not change, such that if less than 3 years remain until the expiration date of the eligible options, the new options issued in exchange will never fully vest.

Response: In response to the Staff’s comments, the Company has revised the Offer to Exchange to include an illustration of the impact of the exchange on options with terms that expire sooner than the vesting schedule of the new options. Please see page 11 of the Offer to Exchange.

Securities and Exchange Commission	- 4 -	April 28, 2006

6.	See “When will I receive my new options?” and your indication that “additional time may be required to make the new options available to [the optionholderl and provide [them] with documentation of the grant” and, in response to the question that follows, that option holders will receive their new option agreement within approximately three weeks of the replacement grant date. What will option holders receive reflecting their receipt of consideration in the offer, if not the documentation of the grant itself? Please advise with a view towards satisfying the requirement that you promptly pay consideration after the expiration of the offer pursuant to Rule 13e-4(f)(5) and Rule 14e-1(c).

Response: Please see our response to Item 2 above. The Company has revised the Offer to Exchange to clarify this matter in response to the Staff’s comments. Please see page 14 of the Offer to Exchange.

The Offer, page 9

7.	Revise your disclosure in the section entitled “Determination of Validity; Rejection of Options.” and on page 13 under “Acceptance of options for exchange.” to clarify that you will pay the exchange consideration promptly following the expiration of the offer, not that you will promptly accept the options for exchange. Refer to Rules 13e-4(f)(5) and 14e-l(c).

Response: Please see our response to Item 2 above. The Company has revised the Offer to Exchange in response to the Staff’s comments to clarify that new options will be granted promptly following the expiration of the offer.

Conditions of the Offer, page 14

8.	See the first paragraph, which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Response: The Company confirms its understanding that it may not rely on the referenced language to tacitly waive a condition of the offer by failing to assert it.

9.	A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the following:

Securities and Exchange Commission	- 5 -	April 28, 2006

•	the references to “threatened” in the first and second bullet points;

•	the references to “indirectly” in the first and second bullet points;

•	the references to “contemplated benefits of the offer” the first and second bullet points; and

•	the reference to “significant” in the third bullet point.

Please revise to clarify the conditions in accordance with this comment.

Response: In response to the Staff’s comment, the Company has revised the conditions to the Offer to Exchange. Please see pages 14 and 15 of the Offer to Exchange.

10.	The disclosure in the last bullet point states that your offer may be terminated if “any change or changes shall have occurred or are pending in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Microvision that, in (y)our reasonable judgment, is or may be material to Microvision.” This condition appears to include both positive and negative effects on the business and may be so broad as to render the offer illusory because your reference to “is or may be” material is too vague to allow an option holder to judge the scope of this condition. Please revise your disclosure to clarify those changes or events that would allow termination of the offer.

Response: In response to the Staff’s comment, the Company has revised the Offer to Exchange to remove the last bullet point.

Information concerning Microvision, page 17

11.	We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c) of Regulation M-A. It does not, however, appear that you have included all of the summary information required by Item 1010(c); specifically, it does not appear that Items 1010(c)(4) or (5) have been provided. Please revise to include this information and disseminate the additional summary financial information to option holders.

Response: In response to the Staff’s comment, the Company has revised the Offer to Exchange to include the information required by Items 1010(c)(4) and (5). Please see page 18 of the Offer to Exchange.

Miscellaneous, page 22

12.	You refer to Lurnera’s business, towards the end of this discussion. Please revise to clarify why you refer to Lumera.

Securities and Exchange Commission	- 6 -	April 28, 2006

Response: The Company included the reference to Lumera Corporation because the capital stock it owns in Lumera represents a significant portion of the Company’s potential financial resources, and thus the performance of Lumera’s capital stock has an effect on the Company’s available capital, which impacts its future success. In response to the Staff’s comment, the Company has revised the language to clarify this point.

* * * * *

If you have any further questions or comments, of if you require any additional information, please contact the undersigned by telephone at (617) 951-7309 or by facsimile at (617) 951-7050. Thank you for your assistance.

Best regards,

Joel F. Freedman
Joel F. Freedman

Enclosure

cc:    Thomas Walker